EXHIBIT 5.1

[BRYAN CAVE LETTERHEAD]

April 23, 2003

SCS Transportation, Inc.
4435 Main Street, Suite 930
Kansas City, Missouri 64111

Ladies and Gentlemen:

We have acted as counsel to SCS Transportation, Inc., a Delaware corporation (the “Corporation”), in connection with the registration under the Securities Act of 1933, as amended, on Form S-8 (the “Registration Statement”) of 274,000 shares of the Corporation’s common stock, par value $0.001 per share, and related Preferred Share Purchase Rights (the “Common Stock”) reserved for issuance pursuant to the SCS Transportation, Inc. 2003 Omnibus Incentive Plan (the “Plan”). Such shares of Common Stock issuable pursuant to the Plan are herein referred to as “the Shares.”

As such counsel, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, agreements, documents, instruments and certificates of officers and representatives of the Corporation and have made such investigations of law, as we deem necessary or appropriate in order to enable us to render the opinion expressed below.

Based upon the foregoing, and in reliance thereon, we are of the opinion that the Shares have been duly and validly authorized for issuance and will be, when issued and delivered pursuant to the Plan, fully paid and nonassessable.

The opinion stated herein, is as of the date hereof, and we assume no obligation to update or supplement this legal opinion to reflect any facts or circumstances that may hereafter come to our attention or any changes in law that may hereafter occur. This legal opinion is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated.

We consent to the filing of this opinion as an Exhibit to the Registration Statement.

Very truly yours,

/s/ Bryan Cave LLP

Bryan Cave LLP